Exhibit 3.1

CERTIFICATE OF AMENDMENT
TO THE
AMENDED AND RESTATED
CERTIFICATE OF INCORPORATION
OF
AMETEK, INC.

AMETEK, Inc., a corporation organized and existing under the General Corporation Law of the State of Delaware (the “Company”), hereby certifies as follows:

1. This Certificate of Amendment (the “Certificate of Amendment”) amends the provisions of the Company’s Amended and Restated Certificate of Incorporation filed with the Secretary of State on April 26, 2007, as amended to date (the “Amended and Restated Certificate of Incorporation”).

2. Article SIXTH of the Amended and Restated Certificate of Incorporation is hereby amended and restated in its entirety as follows:

“SIXTH. Subject to the rights of the holders of any series of Preferred Stock:

(a) any action required or permitted to be taken by the stockholders of the Company must be effected at a duly called annual or special meeting of stockholders of the Company and may not be effected by any consent in writing of such stockholders; and

(b) special meetings of stockholders of the Company may be called only by (i) the Chairman of the Board (the “Chairman”), (ii) the Corporate Secretary of the Company (the “Secretary”) within 10 calendar days after receipt of the written request of a majority of the total number of Directors which the Company would have if there were no vacancies (the “Whole Board”), or (iii) the Secretary upon the written request made in accordance with and subject to the By-Laws of holders of record, who hold a “net long position” (as defined in the By-Laws), of not less than fifty percent (50%) of the then outstanding shares of the Voting Stock of the Company.

At any annual meeting or special meeting of stockholders of the Company, only such business will be conducted or considered as has been brought before such meeting in the manner provided in the By-Laws of the Company. Notwithstanding anything contained in this Amended and Restated Certificate of Incorporation to the contrary, the affirmative vote of at least 80% of the Voting Stock, voting together as a single class, will be required to amend or repeal, or adopt any provision inconsistent with, this Article Sixth.”

3. This Certificate of Amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, the Company has caused this Certificate of Amendment to be signed by Frank S. Hermance, its Chairman of the Board and Chief Executive Officer, this 6th day of May, 2015.

By:	/s/ Frank S. Hermance

Frank S. Hermance
Chairman of the Board and
Chief Executive Officer